
April 5, 2021

Andrew Bowden
Executive Vice President, General Counsel and Secretary
Jackson Financial Inc.
1 Corporate Way
Lansing, MI 48951

> **Re: Jackson Financial Inc.**
> **Form 10**
> **Filed March 22, 2021**
> **File No. 001-40274**

Dear Mr. Bowden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 Filed March 22, 2021

Exhibit 99.1
Surplus Notes, page 157

1. Please revise the disclosure related to the June 12, 2020 $2.0 billion debt restructuring transaction to more clearly explain how debt was exchanged for equity at the consolidated JFI level. Based on this disclosure, it appears that a Note Payable was simply transferred from one JFI subsidiary to another JFI subsidiary. Please make conforming changes to disclosure in other parts of your filing that discusses this transaction.

Athene Reinsurance, page F-20

2. Please provide us a summary journal entry that details all significant amounts recognized or derecognized related to the Athene Reinsurance transaction reconciling the amounts to the table on page F-20. Please provide supporting commentary for each item providing

relevant facts and circumstances to fully understand the basis for the recognition/derecognition and the measurement of the amount. Specifically discuss why the difference between the statutory carrying value and the apparent US GAAP fair market value of allocated investments is relevant in accounting for the transaction under US GAAP.

Note 13. Segment Information, page F-72

3.   We note your "Income on operating derivatives" line item and your description of these amounts in MD&A. Please revise here and in MD&A segment analysis to clarify why certain income from derivatives is considered to be "operating" and included in your operating earnings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Peter J. Loughran, Esq.